Exhibit 99.1

Fitell Corporation Announces Interim Dividend and Shareholder Loyalty Program

Taren Point, Australia – December 02, 2025 (GLOBE NEWSWIRE) – Fitell Corporation (NASDAQ: FTEL) (“Fitell” or the “Company”) announced its board of directors (the “Boards”) of the Company has declared two initiatives – an interim dividend and a one-time shareholder loyalty program – both designed to return value to shareholders and enhance long-term investor alignment with the Company’s evolving growth strategy.

Interim Dividend

The Board has declared an interim dividend of $0.10 per share, payable in cash. The dividend is payable on January 13, 2026, to shareholders of record as of the close of business on December 30, 2025. The ex-dividend date will be December 29, 2025. The dividend reflects Fitell’s improved cash and digital asset position and the Board’s commitment to returning capital to shareholders while continuing to support the Company’s growth initiatives across fitness, corporate treasury management, and robotics.

Shareholder Loyalty Program

In additional to the interim dividend, the Board has declared a one-time shareholder loyalty payment of up to $0.15 per share under its newly approved Shareholder Loyalty Program (“Shareholder Loyalty Program”). Eligible shareholders who transfer their shares into book-entry form with the Company’s transfer agent on or prior to the loyalty program start and record date of December 29, 2025, will receive up to three (3) tranches of loyal payments if they maintain continuous ownership for 30 to 90 calendar days thereafter, payable in cash as following:

●	Such eligible shareholders who maintain their book entry with the Company’s transfer agent for first 30 calendar days of the loyalty period will receive $0.05 in cash, payable as soon as practical after expiration of such 30-day period;
●	Such eligible shareholders who maintain their book entry with the Company’s transfer agent for first 60 calendar days of the loyalty period will receive an additional $0.05 in cash, payable as soon as practical after expiration of such 60-day period; and
●	Such eligible shareholders who maintain their book entry with the Company’s transfer agent for full 90 calendar days of the loyalty period will receive an additional $0.05 in cash, payable as soon as practical after expiration of such 90-day period.

The enrollment and election period will be running from December 29, 2025 to March 28, 2026 (both dates inclusive), and the loyalty payment expected to be distributed on or about the 15th day after the expiration of each 30-day tranche. Insiders, including officers, directors, and employees of the Company, are not eligible to participate in the Shareholder Loyalty Program.

Shareholders should consult their tax advisors regarding the tax implications of receiving this distribution and the loyalty payment.

Management Commentary

“Our Interim Dividend and Shareholder Loyalty Program reflect our continued confidence in our balance sheet position and operational outlook, following FY2025 financial results,” said Sam Lu, Chief Executive Officer of Fitell. “We believe now is an appropriate time to return value to our shareholders and reinforce the long-term value we are building across corporate treasury management, our fitness operations, and newly unveiled robotics join-venture, 2F Robotics.”

The Company is furnishing a Form 6-K to the SEC concurrently with the press release.

How to Transfer Shares into Record Name and Participate in the Shareholder Loyalty Program

Shareholders who choose to move their shares to book entry by the Shareholder Loyalty Program record date of December 29, 2025 and qualify for any loyalty bonus must request their broker to transfer their shares via DTC DWAC (Deposit/Withdrawal At Custodian) to the Company’s transfer agent, Vstock Transfer, where they can be held in safekeeping by Vstock Transfer in book entry under the name of the shareholder. Brokers should process such requests as withdrawals via the DTC DWAC system. Shareholders will also need their brokers to provide Vstock Transfer with the applicable DWAC withdrawal form along with payment of $125 for processing fees.

Interested shareholders should instruct their broker to transfer their shares under their name to Vstock Transfer via the DTC DWAC system as follows:

Company Name: Fitell Corporation
Vstock DTC DWAC withdrawal number: 50236
Website: https://www.vstocktransfer.com/
Webpage on DRS: https://www.vstocktransfer.com/dwac-transfer
Contact details: https://www.vstocktransfer.com/contact

Whilst in book entry, shareholders’ shares cannot be lent out to third parties without the shareholder’s consent. The shares can also be transferred back to the shareholders’ respective brokers via DRS transfer, with the process both ways being simple and fast. However, shares must be kept in book entry from the Shareholder Loyalty Program record date to the end of the applicable tranche-end date in order to qualify for the loyalty payment applicable to such tranche.

About Fitell Corporation

Fitell Corporation, through GD Wellness Pty Ltd (“GD”), its wholly owned subsidiary, is an online retailer of gym and fitness equipment both under its proprietary brands and other brand names in Australia. The company’s mission is to build an ecosystem with a whole fitness and wellness experience powered by technology to our customers. GD has served over 100,000 customers with large portions of sales from repeat customers over the years. The Company’s brand portfolio can be categorized into three proprietary brands under its Gym Direct brand: Muscle Motion, Rapid Motion, and FleetX, in over 2,000 stock-keeping units (SKUs). For additional information, please visit the Company’s website at www.fitellcorp.com.

Forward-Looking Statements

Certain statements in this release, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are based on current expectations and assumptions, and are subject to risks and uncertainties, regulatory issues, unanticipated issues on Nasdaq with respect to implementing the loyalty payment, as well as risks set forth in the Company’s filings with the Securities and Exchange Commission (the “Commission”) including its Form 20-F for the year ended June 30, 2025 which was filed on November 14, 2025 and Form 6-K reports filed in connection with our earnings result and other filings with the Commission. We undertake no obligation to update or revise publicly any forward-looking statements, whether because of new information, future events or otherwise, except to the extent required by law. We cannot guarantee that future results reflected in the forward-looking statements will occur.

For more information, please contact:

Chief Financial Officer

Edwin Tam

edwin@gymdirect.com.au

Investor Relations

ir@fitellcorp.com